Exhibit 99.1

Santiago, September 7, 2023

Mrs.

Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank”) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

As of today, September 7, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07/2019 dated September 30, 2019. The specific conditions of the aforementioned placement were as follows:

- Bond Series W-5 BSTDW50319, for a total amount of UF 95,000, maturing on March 1, 2028. The average placement rate of the securities was 3.55%.

Sincerely,

Patricia Pérez Pallacán

Head of ALM

C.c:

- Stock Exchange

- Chilean Electronic Exchange

- Banco de Chile / Representative of the bond holders